FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of July 2009.

PACIFIC HARBOUR CAPITAL LTD.

 (Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

       X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

       X

No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  July 15, 2009

Attachments:

Notice

Information Circular

Proxy

PACIFIC HARBOUR CAPITAL LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Pacific Harbour Capital Ltd., (the “Company”) will be held in the boardroom of the Company's offices located at Suite 1502, 543 Granville Street, Vancouver, British Columbia, Canada, on Tuesday, August 18th, 2009 at the hour of 10:30 a.m. (Vancouver time) for the following purposes:

1.

To receive the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2009, together with the auditors’ report thereon.

2.

To elect directors for the ensuing year.

3.

To appoint auditors and to authorize the directors to fix the remuneration of such auditors.

4.

To confirm and approve all acts, deeds and things done by the proceedings of directors and officers of the Company, on its behalf, since the last annual general meeting of the Company.

5.

To transact such other business as may properly come before the Meeting and any adjournment thereof.

An Information Circular and a form of Proxy accompany this Notice.  The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

The board of directors have fixed the close of business on July 8th, 2009 as the record date for determination of shareholders entitled to receive notice of the Meeting, or any adjournment or adjournments thereof, and the right to vote thereat.

Registered shareholders are entitled to vote at the Meeting in person or by proxy.  Registered shareholders who are unable to attend the Meeting, or any adjournment thereof, in person, are requested to read, complete, sign and date the form of Proxy accompanying this Notice in accordance with the instructions set out in the form of Proxy and in the Information Circular accompanying this Notice.  Non-registered shareholders who receive the form of Proxy accompanying this Notice through an intermediary must deliver the Proxy in accordance with the instructions given by such intermediary.

DATED at Vancouver, British Columbia, this 6th day of July, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Thomas Pressello”

Thomas Pressello, President & CEO

PACIFIC HARBOUR CAPITAL LTD.

MANAGEMENT INFORMATION CIRCULAR

(All information as at July 6th, 2009 unless otherwise indicated)

SOLICITATION OF PROXIES

The information contained in this Management Information Circular is furnished in connection with the solicitation of proxies to be used at the Annual General Meeting of Shareholders of Pacific Harbour Capital Ltd., (the "Company") to be held at Suite 1502 – 543 Granville Street, Vancouver, B.C. at 10:30 a.m. (Vancouver time) on Tuesday, August 18th, 2009 for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof.  The solicitation of proxies by this Information Circular is being made by or on behalf of the management of the Company.  It is expected that the solicitation will be primarily by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed proxy form are directors and/or senior officers of the Company, and are proxyholders nominated by management.  A shareholder of the Company has the right to appoint a   person other than the persons specified in such form of proxy who need not be a shareholder of the Company to attend and act for the shareholder and on the shareholder's behalf at the Meeting.  Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the manner set forth in the Management Information Circular.

In addition to revocation in any other manner permitted by law, a shareholder of the Company who has given a proxy may revoke it as to any matter upon which a vote has not already been cast and may do so by:

(a)

executing a proxy bearing a later date or by an instrument in writing duly executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized and either delivering the revocation to the Company's registered office at #1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(b)

by attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked,

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

The persons named in the enclosed from of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon.  In the absence of such specifications, such shares will be voted in favour of each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting.   At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.  However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxy.

REGISTERED SHAREHOLDERS

All references to shareholders in this Management Information Circular and the accompanying instrument of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company's registrar and transfer agent, Computershare Investor Services, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1; fax number within North America: 1-866-249-7775; fax number outside North America:  (416) 263-9524,

(b)

using a touch-tone phone to transmit voting choices to a toll free number.  Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)

using the internet through the website of the Corporation's transfer agent at www.investorvote.com.  Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number;

Proxies must be received not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays), prior to the commencement of the Meeting or any adjournment thereof at which the proxy is to be used.

BENEFICIAL SHAREHOLDERS

Most shareholders of the Company are non-registered shareholders (referred to herein as "Beneficial Shareholders") because the shares they own are not registered in their names but are held on their behalf:

(a)

in the name of an Intermediary (an "Intermediary") that the Beneficial Shareholder deals with in respect of the shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans, or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS"), of which the Intermediary is a participant.

Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients.  Therefore, each Beneficial Shareholder should ensure that their voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or "NOBOs" or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or "OBOs".

In accordance with the requirements of National Instrument 54-101 (Communication with Beneficial Owners of Securities of Reporting Companies) published by the Canadian Securities Administrators, the Company has elected to distribute copies of the Notice of Meeting, Management Information Circular and a request for voting instructions (a "VIF") instead of a proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Shareholders.  Intermediaries are required to forward Meeting Materials to Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them.  The voting instruction form supplied to a Beneficial Shareholder by its Intermediary or the agent of the Intermediary is similar to the form of proxy provided to Registered Shareholders by the Company.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Financial Solutions Inc., ("Broadridge") in Canada.  Broadridge typically prepares a machine-readable voting instruction form (a "VIF"), mails these VIF's to Beneficial Shareholders and asks them to return the completed VIF's to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting

The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding:

Authorized Share Capital:	100,000,000	Common Shares without par value
	100,000,000	Preferred Shares without par value

Issued & Outstanding:	7,247,703	Fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote

	Nil	Preferred Shares without par value

On a poll, every shareholder will have one vote for each share of which he is the registered holder, and may exercise such vote at the meeting in person or by proxy holder.

Any shareholder of record at the close of business on July 8th, 2009 who either personally attends the Meeting or who has completed and delivered a proxy, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons or corporations, which beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company are:

SHAREHOLDER NAME & ADDRESS	NUMBER OF SHARES	PERCENTAGE OF ISSUED SHARES

Michael Reynolds	1,249,060	17.23%
Geissbaechliweg 8a
6318 Walchwil, Switzerland

Thomas Pressello	741,310 *	10.23%
1502 – 543 Granville Street
Vancouver, B.C.	* of this figure, 370,655 shares
V6C 1X8	are held by the Pressello Trust
	of which Thomas Pressello is a
	beneficiary and trustee

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Dale Matheson Carr-Hilton Labonte LLP of #1500 - 1140 West Pender Street, Vancouver, B.C., V6E 4G1 as auditors of the Company at a remuneration to be fixed by the directors in place of BDO Dunwoody LLP.  The Board accepted the resignation of BDO Dunwoody LLP and approved the engagement of Dale Matheson Carr-Hilton Labonte LLP on January 22, 2009.

There were no reportable disagreements between the Company and BDO Dunwoody LLP and no qualified opinions or denials of opinions by BDO Dunwoody LLP for the purposes of National Instrument 51-102 of Canadian Securities Administrators.  The Company's reporting package including the Notice of Change of Auditor, consent letters from both BDO Dunwoody LLP and Dale Matheson Carr-Hilton Labonte LLP have been filed with the regulatory bodies and can be viewed at www.sedar.com, or upon request, the Company will provide a copy free of charge.

ELECTION OF DIRECTORS

The Board of Directors (the "Board") presently consists of three directors and it is anticipated that three directors will be elected for the coming year.  The directors of the Company elected at the Meeting will hold office until the next annual general meeting of the Company, unless a director resigns or is otherwise removed in accordance with the by-laws of the Company or the Business Corporations Act.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.   Management does not contemplate that any of the nominees will be unable to serve as a director, however, if any vacancies occur in the slate of nominees listed before the Meeting, management will exercise its discretion to vote the proxy for the election of any other person or persons as directors.

The following table sets out the following information with respect to each of management’s nominees for election as directors: the person’s name and country of residence; all positions and offices in the Company presently held by him; his present principal occupation or employment, the period during which he has served as a director; and the number of Common Shares that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised, as of the record date for the Meeting.

Name, Municipality of Residence and Position with Company	Present and Principal Occupation	Date of Appointment as Director	Common Shares Owned or Controlled
THOMAS PRESSELLO(1) Vancouver, BC, Canada Chief Executive Officer, President and Director	Businessman; Chief Executive Officer, President and Director of the Company;	December 14, 2001	741,310(2)
MICHAEL REYNOLDS(1) Walchwil, Switzerland Director	Businessman; Investment Advisor with Canaccord Capital from 1986 to January 2005	July 26, 2005	1,249,060
DAVID RAFFA(1) Vancouver, BC, Canada Director	COO of Lions Liquidity Investment Fund I Limited Partnership, (formerly partner in Catalyst Corporate Finance Lawyers)	December 7, 2005	Nil

(1)

Current members of the Company’s Audit Committee.

(2)

Of this figure, 370,655 shares are owned by the Pressello Trust, of which Thomas Pressello is a beneficiary and trustee.

The Company does not presently have an executive committee.

To the best knowledge of the Company, no director or proposed director

(a)

is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity:

(i)

was subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, while the proposed director was acting in the capacity as director and/or executive officer, or;

(ii)

was subject cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, after the proposed director ceased to be a director and/or executive officer and which resulted from an event that occurred while that person was acting in the capacity as director and/or executive officer;

(b)

is, at the date of this information circular, or has been within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(c)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulator authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

EXECUTIVE COMPENSATION

The following table sets forth all annual and long term compensation for services of the "named executive officer" or "NEO" of the Company for the three most recently completed financial years.  For purposes of this Information Circular, the "named executive officer" or "NEO" means each of the following individuals:

(a)

Chief Executive Officer ("CEO");

(b)

Chief Financial Officer ("CFO");

(c)

Each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

Each individual who would be an NEO under paragraph (c ) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of the financial year.

Based on the foregoing definition, during the last completed financial year of the Company, there was one Named Executive Officer, namely the Chief Executive Officer and President, Thomas Pressello.

COMPENSATION DISCUSSION & ANALYSIS

Given the size of the Company there is no formal compensation policy is in place.  The Board recognizes the need to provide compensation that will attract and retain qualified individuals who have the capacity to provide day-to-day management of the Company, search out new ventures for the Company and enhance shareholder value.

ANNUAL BASE SALARY

The base salary or consulting fees paid to the NEO is determined by the Board of Directors.  While the base salary or consulting fee paid may be minimal depending upon the Company's cash flow position, the Board intends for the grant of the stock option to provide an incentive to the individual to achieve longer-term goals of the Company.

LONG TERM INCENTIVE PLAN (LTIP)

The Company does not have a LTIP pursuant to which cash or non-cash compensation intended to serve as an incentive for performance was paid or distributed to the NEO during the most recently completed financial year.

OPTION BASED AWARD

Stock options are granted to provide an incentive to the NEO's, directors, employees and consultants of the Company and to give recognition to the ability of such persons who contribute materially to the success of the Company.

SUMMARY COMPENSATION TABLE

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Thomas Pressello, CEO & President	2009 2008 2007	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil		$24,000(1) $24,000 $24,000	$24,000 $24,000 $24,000

(1)   These consulting fees were paid to Equation Capital Consulting Ltd, a private B.C. company whose shares are held by the Pressello Trust, and as previously disclosed, of which Thomas Pressello is a beneficiary and trustee.

INCENTIVE PLAN AWARDS

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

The following table sets forth details of all share-based awards and option-based awards outstanding for the Named Executive Officer of the Company as of the most recent financial year end, including awards granted prior to the most recently complete financial year.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Thomas Pressello President & CEO	352,014	$0.24	June 25, 2012	Nil(1)	Nil	Nil

(1)   The last traded price for the common shares of the Company on the TSX-VE was $0.12 on March 17, 2009, less than the exercise price of the option.

VALUE VESTED OR EARNED DURING THE YEAR

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan Compensation – Value earned during the year ($)
Thomas Pressello	Nil	Nil	Nil

PENSION PLAN BENEFITS

The Company has no pension plans for its directors, executive officers or employees.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has no compensatory plan, contract or arrangement where the Named Executive Officers are entitled to receive any compensation in connection with any termination (whether voluntary or involuntary), retirement, change in control of the Company or a change in their responsibilities following a change of control from the Company.

DIRECTOR COMPENSATION

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors, with the exception of granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

COMPENSATION OF DIRECTORS

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Michael Reynolds	Nil	Nil	Nil	Nil	Nil	Nil	Nil
David Raffa	Nil	Nil	Nil	Nil	Nil	Nil	Nil

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS - DIRECTORS

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Michael Reynolds	352,014	$0.24	Dec. 7, 2010	Nil(1)	Nil	Nil
David Raffa	125,000 175,000	$0.24 $0.27	Dec. 7, 2010 Mar. 13, 2013	Nil(1) Nil(1)	Nil Nil	Nil Nil

(1)   The last traded price for the common shares of the Company on the TSX-VE was $0.12 on March 17, 2009, less than the exercise price of the option.

VALUE VESTED OR EARNED DURING THE YEAR - DIRECTORS

Name	Option-based awards Value vested during the year ($)	Share-based awards Value vested during the year ($)	Non-equity incentive plan Compensation – Value earned during the year ($)
Michael Reynolds	Nil	Nil	Nil
David Raffa	Nil	Nil	Nil

EQUITY COMPENSATION PLANS

The following table sets out the number of the Company’s shares to be issued and remaining available for future issuance under the Company’s 2002 Stock Option Plan as at the end of the Company’s most recently completed financial year.  The Plan provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of the Company and is the only equity compensation provided by the Company.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	959,028 175,000	$0.24 $0.27	274,027
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	1,134,028	$0.24	274,027

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of the foregoing persons, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed financial year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, has any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or executive officers of the Company.  The Company has not entered into any contracts, agreements or arrangements with parties, other than its directors and executive officers, for the provision of such management functions.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

AUDIT COMMITTEE

The Board has adopted a charter for the Audit Committee, which sets out the Audit Committee's mandate, organization, powers and responsibilities.  The Audit Committee's charter is attached as Schedule "A" to this information circular.

Composition

The Audit Committee consists of the following three directors.  Also indicated is whether they are "independent" and "financially literate".

Name of Member	Independent (1)	Financially Literate (2)
Thomas Pressello	No	Yes
Michael Reynolds	Yes	Yes
David Raffa	Yes	Yes

    (1)

A member of the Audit Committee is independent if he has no direct or indirect "material relationship" with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgement.  An officer of the Company, such as the president, and the members of his or her immediate family are deemed to have a material relationship with the Company.

    (2)

A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

As the shares of the Company are listed on the TSX Venture Exchange (the "Exchange"), it is categorized as a venture issuer.  As a result, National Instrument 52-110 Audit Committees ("NI 52-110") Part 6 exempts the Company's Audit Committee from having all independent members.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which has not been adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services; however, as provided for in NI 52-110, the Audit Committee must pre-approve all non-audit services to be provided to the Company.

External Auditor Service Fees

Type of Fees	March 31, 2009	March 31, 2008
Audit fee	$15,000.00	$13,975.00
Audited Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	223.60
Total Fees	$15,000.00	$14,198.60

Audit Related Fees

No additional fees were paid during either of the fiscal years ended March 31, 2009 or March 31, 2008.

Tax Fees

No additional fees were paid during either of the fiscal years ended March 31, 2009 or March 31, 2008.

All Other Fees

This fee is paid to the Canadian Public Accountability Board (CPAB) a not-for-profit corporation incorporated under the Canada Business Corporations Act with the mandate to promote high-quality external audits of reporting issuers. It was created by the CICA, the Canadian Securities Administrators, and the Office of the Superintendent of Financial Institutions, and is one of several Canadian initiatives designed to improve corporate governance, accounting, and auditing.  The application process for the CPAB was activated on November 21, 2003. With the implementation of "National Instrument 52-108" by the various securities commissions across Canada, all "reporting issuers" in Canada are required to have an audit completed by a CPAB participant firm.

Exemption

Pursuant to Section 6.1 of NI 52-110 the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 because it is a venture issuer.

CORPORATE GOVERNANCE DISCLOSURE

Effective June 30, 2005, National Instrument 58-101 (“NI 58-101”) Disclosure of Corporate Governance Practices and National Policy 58-201 (“NP 58-201”) Corporate Governance Guidelines were adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on corporate governance practices.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

Directors are considered to be independent if they have no direct material relationship with the Company.  A “material relationship” is a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a director’s independent judgment.

The Company’s Board of Directors currently has three members and the Board facilitates its independent supervision over management by reviewing all significant transactions of the Company.

The independent members of the Board of Directors are Michael Reynolds and David Raffa.

Thomas Pressello is not an independent member of the Board of Directors as he serves as Chief Executive Officer and President of the Company.

Directorships

Mr. Raffa is a director of the following reporting issuers:  Voice Mobility International, Inc.

Orientation and Continuing Education

The Company does not have formal orientation and training programs, however new directors are provided with access to all company documents at their request.

Ethical Business Conduct

The Company has adopted a written Code of Ethical Business Conduct (the "Code") for its directors, officers and employees.  Each director, officer and employee is expected to comply with relevant corporate and securities laws and be committed to act honestly and in good faith with a view to the best interests of the Company and its shareholders.  Any interested party may obtain a copy of the Code by contacting the corporate office of the Company either by telephone at (604) 697-0687 Ext. 4 or by e-mail to the Corporate Secretary, Deborah McDonald, at dmcdonald@pacificharbour.ca.

Nomination of Directors

Any director may make recommendations to the board as to prospective nominees for the Board of Directors.  The Board would take into account the nominees previous experience and skills appropriate for the Company.

Compensation

The Company has no standard arrangement pursuant to which the CEO and directors are compensated by the Company for services in their capacities as CEO and directors.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

The Board of Directors monitors but does not formally assess the performance of individual directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

Management of the Company is not aware of any matters to come before the Meeting other than those set forth in the Notice of Annual General Meeting.  If other matters properly come before the Meeting, it is the intention of the person named in the accompanying form of proxy to vote the shares represented thereby in accordance with his best judgment on such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed on SEDAR at www.sedar.com.   Shareholders may contact the Company at 1502 – 543 Granville Street, Vancouver, B.C., V6C 1X8 to request copies of the Company’s financial statements and MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year which can be accessed under the Company’s profile on www.sedar.com.

Dated at Vancouver, British Columbia this 6th day of July, 2009.

APPROVED BY THE BOARD OF DIRECTORS

"Thomas Pressello"

Thomas Pressello, President & CEO

Schedule "A" to the Information Circular of

Pacific Harbour Capital Ltd. (the "Company")

CHARTER OF THE AUDIT COMMITTEE

Mandate

The Audit Committee appointed by the Board of Directors has the primary responsibility of assisting the Board in fulfilling its financial reporting obligations.  Primary duties and responsibilities are:

a)

overseeing the process of selecting and appointing the Company’s external auditor;

b)

overseeing the conduct of the audit;

c)

ensure the independence of the Company's auditor in accordance with applicable standards and monitor the performance;

d)

determine whether the audit fees by the auditor appear adequate in relation to the work required to support an audit opinion;

e)

assessing management's overall process to identify principal risks that could affect financial reporting and the achievement of the Company's business plans, and to monitor the process to manage such risks;

d)

monitor the effectiveness of the Company's financial reporting process and system of internal controls with respect to financial reporting and accounting compliance;

f)

establish effective communication between the Committee, directors and external auditors.

Authority of the Audit Committee

The Audit Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities.  The Committee shall have the authority to engage independent outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions and will be provided with the necessary funding to compensate any counsel, advisors or consultants it engages.

The Audit Committee will have direct communication access to both internal and external auditors and anyone in the Company that it deems necessary.

Composition and Quorum

a)

The Audit Committee shall consist of a minimum of three directors, a majority of whom shall qualify as independent Directors as that term is defined in National Instrument 52-110.

b)

All members of the Audit Committee shall be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present the level of complexity of accounting issues that are generally comparable to the complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

c)

The Chair of the Audit Committee shall be appointed by the Audit Committee from among their number and shall be financially literate.

d)

A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

e)

A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution shall be as valid as if it has been passed at a duly called and constituted meeting.  Such resolutions in writing may be in one or more counterparts, all of which when taken together, shall be deemed to constitute one resolution.  Any minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in the Company Minute Book and be available for inspection by any director of the Company.

Principal Responsibilities and Functions

The overall duties and responsibilities of the Committee shall be as follows:

a)

assist the Board in the discharge of its responsibilities relating to the Company's accounting principles and reporting practices, including its approval of the Company's annual and quarterly consolidated financial statements and corresponding Management Discussion & Analysis ("MD&A"),

b)

to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance.

c)

to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

d)

to report regularly to the Board on the fulfilment of its duties and responsibilities.

Annual Financial Statements

a)

discuss and review with the external auditors the Company's annual audited financial statements and related documents prior to their filing or distribution;

b)

review and formally recommend approval to the Board, the Company's

1.

year-end audited financial statements;

2.

Management Discussion & Analysis

3.

Annual Information Form

c)

all press releases containing financial information extracted or derived from the Company's financial statements or MD&A.

The review shall include a report prepared by the external auditors about the quality of the most significant accounting principles and practices governing the Company's financial statements and which involve the most complex, subjective or significant judgemental decisions or assessments.

Quarterly Financial Statements

Review with management and, where applicable the external auditors; and either approve, including authorization for public release, or formally recommend for approval to the Board the Company's

a)

quarterly unaudited financial statements

b)

Management Discussion & Analysis

c)

any significant changes to the Company's accounting principles

Where applicable, review and discuss quarterly reports from the external auditors with regard to:

a)

all critical accounting policies and practices to be used

b)

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

c)

Other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences.

Internal Control

A.

review and discuss significant financial risks or exposures and assess the steps management has taken to monitor, control, report and mitigate such risk to the Company;

B.

review the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans and prove the Committee's view to the Board of Directors;

C.

review significant findings prepared by the external auditors, together with management's responses.

PACIFIC HARBOUR CAPITAL LTD.
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on August 18, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:30 am, Pacific Daylight Time, on August 14, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone	• Go to the following web site:
telephone.	www.investorvote.com
1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

Appointment of Proxyholder
I/We, being holder(s) of Pacific Harbour Capital Ltd. hereby appoint(s): Thomas Pressello, or failing him David Raffa, or failing him Michael Reynolds,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Pacific Harbour Capital Ltd. to be held at #1502 – 543 Granville Street, Vancouver, B.C., on Tuesday, August 18, 2009 at 10:30 am (Pacific Daylight Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY  HIGHLIGHTED TEXT  OVER THE BOXES.

	For	Against

1. Set the Number of Directors
To set the number of Directors at 3.	☐	☐

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2. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Thomas Pressello	☐	☐	02. David Raffa	☐	☐	03. Michael Reynolds	☐	☐

	For	Withhold

3. Appointment of Auditors
Appointment of Dale Matheson Carr-Hilton LaBonte LLP as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against

4. Approval of All Acts
To confirm and approve all acts, deeds and things done by the proceedings of directors and officers of the Company, on its behalf, since the last annual general meeting of the Company.	☐	☐

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	For	Against

5. Transaction of Other Business
To transact such other business as may properly come before the meeting or any adjournment thereof.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are
indicated above, this Proxy will be voted as recommended by Management.		DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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